

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Arnd Christ
Chief Financial Officer
Immatics Biotechnologies GmbH
Machtlfinger Str. 11
81379 Munich
Germany

> **Re: Immatics N.V.**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-39363**

Dear Mr. Christ:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2020

Item 5. Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 121

1. Please provide us an analysis of external research and development expenses incurred for each year presented for ACT expenses and TCR Biospecifics separately. Please provide us with proposed disclosure to be included in future periodic reports which separately quantifies your research and development expense by project. If you do not track your research and development costs by project, disclose that fact as well as why you do not maintain and evaluate research and development costs by project.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences